Cameco Corporation
Consolidated Financial Statements
September 30, 2008

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Nine Months Ended
	Sept 30/08	Sept 30/07	Sept 30/08	Sept 30/07

Financial (in millions)
Revenue	$729	$681	$1,941	$1,816
Earnings from operations	176	102	459	407
Net earnings	135	91	419	355
Adjusted net earnings	142	263	437	537
Cash provided by operations	109	450	368	744
Working capital (end of period)			300	699
Net debt to capitalization			25%	9%

Per common share
Net earnings — Basic	$0.39	$0.26	$1.22	$1.00
— Diluted	0.39	0.25	1.21	0.96
— Diluted, adjusted	0.41	0.70	1.26	1.44
Dividend	0.06	0.05	0.18	0.15

Weighted average number of paid common shares outstanding (in thousands)	345,830	353,113	344,906	353,071

Uranium price information
Average uranium spot price for the period (US$/lb)	$60.50	$96.33	$65.11	$102.39
Average uranium realized price for the period (US$/lb)	37.88	52.76	42.69	37.24
Average uranium realized price for the period (Cdn$/lb)	39.90	56.78	44.42	42.13

Sales volumes
Uranium (in thousands lbs U3O8)	9,846	7,202	23,640	24,709
Fuel services (tU)	3,748	4,435	10,219	10,598
Gold (troy ounces)	162,000	144,000	446,000	427,000
Electricity (TWh)	2.2	2.2	5.6	5.9

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco's	Three Months Ended		Nine Months Ended
Cameco Production	Share	Sept 30/08	Sept 30/07	Sept 30/08	Sept 30/07

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	2,088	2,604	8,471	9,194
Rabbit Lake	100.0%	202	915	1,715	3,033
Crow Butte	100.0%	148	173	435	554
Smith Ranch Highland	100.0%	278	498	954	1,499

Total		2,716	4,190	11,575	14,280

Fuel services (tU) (i)	100.0%	1,838	1,892	5,745	11,174

Gold (troy ounces)
Kumtor	100.0%	134,000	78,000	320,000	227,000
Boroo	100.0%	52,000	59,000	145,000	196,000

Total		186,000	137,000	465,000	423,000

(i)	Includes toll conversion supplied by Springfield Fuels Ltd.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Nine Months Ended
	Sept 30/08	Sept 30/07	Sept 30/08	Sept 30/07

Revenue from
Products and services	$728,896	$681,065	$1,941,474	$1,815,823

Expenses
Products and services sold (i)	412,152	290,448	1,056,374	886,649
Depreciation, depletion and reclamation	89,196	46,341	203,178	168,867
Administration [note 13]	(32,467)	34,566	61,251	111,896
Exploration	21,892	20,015	53,656	49,746
Research and development	1,245	931	4,147	2,768
Interest and other [note 10]	56,944	(19,248)	89,362	(30,354)
Cigar Lake remediation	2,150	4,650	8,883	23,309
Restructuring of gold business [note 17]	2,200	105,000	8,800	105,000
Stock option plan amendment [note 13]	—	94,175	—	94,175
Loss (gain) on sale of assets	(129)	1,792	(3,206)	(3,101)

	553,183	578,670	1,482,445	1,408,955

Earnings from operations	175,713	102,395	459,029	406,868
Equity in loss of associated companies	(2,428)	(5,550)	(6,232)	(8,105)
Write-down of investments [note 6]	(23,571)	—	(23,571)	—

Earnings before income taxes and minority interest	149,714	96,845	429,226	398,763
Income tax expense (recovery) [note 11]	6,021	7,852	(16,677)	31,192
Minority interest	8,242	(2,240)	26,724	12,956

Net earnings	$135,451	$91,233	$419,179	$354,615

Basic earnings per common share [note 12]	$0.39	$0.26	$1.22	$1.00

Diluted earnings per common share [note 12]	$0.39	$0.25	$1.21	$0.96

(i) Excludes depreciation, depletion and reclamation expenses of:	$86,963	$44,416	$196,543	$118,504

See accompanying notes to consolidated financial statements	3

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
($Cdn Thousands)

	As At
	Sept 30/08	Dec 31/07

Assets
Current assets
Cash and cash equivalents	$148,976	$131,932
Accounts receivable	392,002	347,097
Inventories [note 3]	532,368	428,502
Supplies and prepaid expenses	258,819	210,464
Current portion of long-term receivables, investments and other [note 6]	59,240	164,164

	1,391,405	1,282,159

Property, plant and equipment	4,177,281	3,437,450
Intangible assets and goodwill	260,322	255,484
Long-term receivables, investments and other [note 6]	586,560	387,304
Long-term inventories [note 3]	19,985	8,985

	5,044,148	4,089,223

Total assets	$6,435,553	$5,371,382

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$427,950	$541,283
Short-term debt [notes 5,14]	528,793	—
Dividends payable	21,941	17,220
Current portion of long-term debt	9,828	8,816
Current portion of other liabilities [note 7]	25,209	32,492
Future income taxes	77,934	84,653

	1,091,655	684,464

Long-term debt [note 8]	722,452	717,130
Provision for reclamation	291,948	284,673
Other liabilities [note 7]	177,675	258,511
Future income taxes	128,846	246,936

	2,412,576	2,191,714

Minority interest	663,688	435,807

Shareholders’ equity
Share capital	1,062,355	819,268
Contributed surplus	105,313	119,531
Retained earnings	2,144,322	1,779,629
Accumulated other comprehensive income	47,299	25,433

	3,359,289	2,743,861

Total liabilities and shareholders’ equity	$6,435,553	$5,371,382

Commitments and contingencies [notes 17,18]

See accompanying notes to consolidated financial statements	4

Cameco Corporation
Consolidated Statements of Shareholders’ Equity
(Unaudited)
($Cdn Thousands)

	Nine Months Ended
	Sept 30/08	Sept 30/07

Share capital
Balance at beginning of period	$819,268	$812,769
Stock option plan	735	29,006
Shares repurchased [note 9]	—	(16,235)
Conversion of debentures [note 8]	242,352	—

Balance at end of period	$1,062,355	$825,540

Contributed surplus
Balance at beginning of period	$119,531	$540,173
Stock-based compensation	16,213	8,203
Conversion of debentures [note 8]	(30,431)	—
Shares repurchased [note 9]	—	(291,833)
Stock option plan amendment [note 13]	—	(21,875)
Options exercised	—	(5,932)

Balance at end of period	$105,313	$228,736

Retained earnings
Balance at beginning of period	$1,779,629	$1,433,549
Change in accounting policy — inventory [note 1(c)]	8,789	—
Net earnings	419,179	354,615
Dividends on common shares	(63,275)	(52,722)

Balance at end of period	$2,144,322	$1,735,442

Accumulated other comprehensive income (loss)
Balance at beginning of period	$25,433	$(927)
Other comprehensive income	21,866	30,795

Balance at end of period	$47,299	$29,868

Total retained earnings and accumulated other comprehensive income	$2,191,621	$1,765,310

Shareholders’ equity at end of period	$3,359,289	$2,819,586

Cameco Corporation
Consolidated Statements of Comprehensive Income
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Nine Months Ended
	Sept 30/08	Sept 30/07	Sept 30/08	Sept 30/07

Net earnings	$135,451	$91,233	$419,179	$354,615
Other comprehensive income (loss), net of taxes [note 11]
Unrealized foreign currency translation gains (losses)	48,060	(33,220)	70,767	(120,827)
Gains on derivatives designated as cash flow hedges	67,622	100,679	23,157	196,400
Gains on derivatives designated as cash flow hedges transferred to net earnings	(23,800)	(22,341)	(78,440)	(39,185)
Unrealized losses on assets available-for-sale	(4,592)	(5,593)	(12,995)	(5,593)
Losses on assets available-for-sale transferred to net earnings	19,377	—	19,377	—

Other comprehensive income	106,667	39,525	21,866	30,795

Total comprehensive income	$242,118	$130,758	$441,045	$385,410

See accompanying notes to consolidated financial statements	5

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Nine Months Ended
	Sept 30/08	Sept 30/07	Sept 30/08	Sept 30/07

Operating activities
Net earnings	$135,451	$91,233	$419,179	$354,615
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	89,196	46,341	203,178	168,867
Provision for future taxes [note 11]	(28,141)	(41,633)	(93,849)	(108,179)
Deferred gains	(14,168)	(8,198)	(93,515)	(31,946)
Unrealized losses (gains) on derivatives	14,026	(37,715)	32,431	(51,519)
Stock-based compensation [note 13]	16,552	9,663	16,213	19,063
Stock option plan amendment [note 13]	—	94,175	—	94,175
Loss (gain) on sale of assets	(129)	1,792	(3,206)	(3,101)
Equity in loss of associated companies	2,427	2,375	6,231	5,466
Write-down of investments [note 6]	23,571	—	23,571	—
Restructuring of gold business [note 17]	2,200	105,000	8,800	105,000
Minority interest	8,242	(2,240)	26,724	12,956
Other operating items [note 16]	(139,871)	188,791	(177,511)	178,285

Cash provided by operations	109,356	449,584	368,246	743,682

Investing activities
Additions to property, plant and equipment	(524,318)	(130,870)	(764,517)	(359,012)
Increase in long-term receivables, investments and other	(33,724)	(30,026)	(191,084)	(40,489)
Proceeds on sale of property, plant and equipment	33,029	6	36,102	4,898

Cash used in investing	(525,013)	(160,890)	(919,499)	(394,603)

Financing activities
Decrease in debt	(25,997)	(3,559)	(30,326)	(5,850)
Increase in debt	179,694	—	218,165	4,740
Short-term financing	304,652	—	428,378	10,949
Issue of shares	34	1,123	735	23,074
Dividends	(20,668)	(17,696)	(58,554)	(49,459)
Shares repurchased	—	(223,971)	—	(223,971)

Cash provided by (used in) financing	437,715	(244,103)	558,398	(240,517)

Increase in cash during the period	22,058	44,591	7,145	108,562
Exchange rate changes on foreign currency cash balances	6,035	(10,281)	9,899	(39,334)
Cash and cash equivalents at beginning of period	120,883	369,007	131,932	334,089

Cash and cash equivalents at end of period	$148,976	$403,317	$148,976	$403,317

Cash and cash equivalents comprised of:
Cash			$64,878	$89,927
Short-term investments			84,098	313,390

			$148,976	$403,317

Supplemental cash flow disclosure
Interest paid	$18,832	$11,244	$41,715	$35,098
Income taxes paid	$16,766	$25,047	$118,026	$133,349

See accompanying notes to consolidated financial statements	6

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements except for the recent accounting standards adopted described below. Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2007 annual financial review. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.
(a)	Capital Disclosures

On January 1, 2008, Cameco adopted the standard issued by the Canadian Institute of Chartered Accountants (CICA) relating to capital disclosures. The standard requires disclosure of Cameco’s objectives, policies and processes for managing capital, quantitative data about what Cameco regards as capital and whether Cameco has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Cameco’s capital structure reflects our vision and the environment in which we operate. We seek growth through development and expansion of existing assets and by acquisition. Our capital resources are managed to support achievement of our goals. The overall objectives for managing capital remained unchanged in 2008 from the prior comparative period.

Cameco’s management considers its capital structure to consist of long-term debt, short-term debt (net of cash and cash equivalents), minority interest and shareholders’ equity.

The capital structure at September 30, 2008 was as follows:

(thousands)	Sept 30/08

Long-term debt	$732,280
Short-term debt	528,793
Cash and cash equivalents	(148,976)

Net debt	1,112,097

Minority interest	663,688
Shareholders’ equity	3,359,289

Total equity	4,022,977

Total capital	$5,135,074

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of September 30, 2008, Cameco met these requirements and does not expect its activities in 2008 to be constrained by them.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(b)	Financial Instruments — Disclosure and Presentation

On January 1, 2008, Cameco adopted CICA Handbook Sections 3862, Financial Instruments — Disclosures and 3863 Financial Instruments — Presentation. These sections replaced Handbook Section 3861 — Financial Instruments — Disclosures and Presentation and they enhance the users’ ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks. There was no financial impact to previously reported financial statements as a result of the implementation of these new standards.

Risk Management Overview

Cameco is exposed in varying degrees to a variety of financial instrument related risks. Management and the Board of Directors, both separately and together, discuss the principal risks of our businesses. The Board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective is to protect and minimize volatility in cash flow and distributions therefrom.

The types of risk exposure and the way in which such exposure is managed are as follows:

Market Risk

Cameco engages in various business activities which expose the company to market risk from changes in commodity prices and foreign currency exchange rates. As part of its overall risk management strategy, Cameco uses derivatives to manage exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the company’s portfolios of foreign currency and commodity contracts change. Changes in fair value or cash flows based on market variable fluctuations cannot be extrapolated as the relationship between the change in the market variable and the change in fair value or cash flow may not be linear.
(i)	Commodity Price Risk

As a significant producer and supplier of uranium, nuclear fuel processing, gold and electricity, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the company’s control, such as supply and demand fundamentals, geopolitical events and, in the case of electricity prices, weather.

To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility. To mitigate risks associated with fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges.

Cameco’s sales contracting strategy focuses on reducing the volatility in our future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. At September 30, 2008, commodity price risk had no significant impact on the financial statements.

(ii)	Foreign Exchange Risk

The relationship between the Canadian and US dollars affects financial results of the uranium business as well as the fuel services business.

Sales of uranium and fuel services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars. Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. At September 30, 2008, the effect of a $0.01 increase in the US to Canadian dollar exchange rate on our portfolio of currency hedges and other USD denominated exposures would be a decrease of $6,700,000 in net earnings.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(iii)	Counterparty Credit Risk

Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the company to the risk of non-payment. Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance.

Cameco manages this risk by monitoring the credit worthiness of our customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

Cameco’s maximum counterparty credit exposure at the balance sheet date consists primarily of the carrying amount of financial assets. At September 30, 2008, there were no significant concentrations of credit risk and no amounts were held as collateral.

(iv)	Liquidity Risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the company’s holdings of cash and cash equivalents. The company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The tables below outline the maturity dates for Cameco’s non-derivative financial liabilities including principal and interest as at September 30, 2008:

Contractual Repayments of Financial Liabilities

		Due in less	Due in	Due in	Due after
(millions)	Total	than 1 year	1-3 years	3-5 years	5 years

Long-term debt	$549	$—	$—	$251	$298
BPLP lease	183	10	24	30	119
Short-term debt	529	529	—	—	—

Total contractual repayments	$1,261	$539	$24	$281	$417

Interest Payments on Financial Liabilities

		Due in less	Due in	Due in	Due after
(millions)	Total	than 1 year	1-3 years	3-5 years	5 years

Interest on long-term debt	$143	$25	$51	$39	$28
Interest on BPLP lease	83	13	24	20	26
Interest on short-term debt	16	16	—	—	—

Total interest payments	$242	$54	$75	$59	$54

(c)	Inventories

On January 1, 2008, Cameco adopted the new Canadian standard, Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the International Accounting Standard Board’s recently amended standard IAS 2, Inventories. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. Upon adoption of the standard, the company assigned a value of $20,400,000 (US) to previously unvalued gold ore stockpiles at Centerra, its 53% owned subsidiary. This amount, with accompanying adjustments to income taxes and minority interest, has been recognized as at January 1, 2008 with a corresponding adjustment of $8,789,000 (Cdn) to retained earnings. Prior periods have not been restated.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
2.	Future Changes in Accounting Policy
(a)	International Financial Reporting Standards (IFRS)

The Accounting Standards Board (AcSB) has announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. Although IFRS employs a conceptual framework that is similar to Canadian GAAP, differences in accounting policies will have to be addressed. Cameco is currently assessing the impact of this announcement on its financial statements.

(b)	Goodwill and Intangible Assets

Effective January 1, 2009, Cameco will adopt the new Canadian standard, Handbook Section 3064, Goodwill and Intangible Assets, which replaces Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The standard introduces guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. The standard also harmonizes Canadian standards with IFRS and applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008. Cameco is assessing the impact of the new standard on its consolidated financial statements.
3.	Inventories

	As At
(thousands)	Sept 30/08	Dec 31/07

Uranium
Concentrate	$340,285	$291,071
Broken ore	29,872	8,313

	370,157	299,384

Fuel Services	89,019	93,788

Gold
Finished	24,318	10,986
Stockpile [note 1(c)]	68,859	33,329

	93,177	44,315

	552,353	437,487
Less: Non-current portion [note 1(c)]	(19,985)	(8,985)

Net	$532,368	$428,502

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
4.	Derivatives

Effective August 1, 2008, Cameco voluntarily de-designated its foreign currency forward sales contracts as hedges of anticipated cash inflows. Accordingly, all subsequent changes in the fair value of these contracts will be recorded in earnings rather than in other comprehensive income. Mark-to-market gains and losses arising prior to August 1, 2008 will be recognized in net earnings at the time when the previously hedged transactions occur.

The following tables summarize the fair value of derivatives and classification on the balance sheet:

As at September 30, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$2,466	$4,925	$7,391
Foreign currency contracts	(11,443)	—	(11,443)
Cash flow hedges:
Energy and sales contracts	—	83,532	83,532

Net	$(8,977)	$88,457	$79,480

Classification:
Current portion of long-term receivables, investments and other [note 6]	$11,079	$47,822	$58,901
Long-term receivables, investments and other [note 6]	2,466	41,129	43,595
Current portion of other liabilities [note 7]	(13,095)	(55)	(13,150)
Other liabilities [note 7]	(9,427)	(439)	(9,866)

Net	$(8,977)	$88,457	$79,480

As at December 31, 2007

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$7,318	$7,185	$14,503
Foreign currency contracts	14,834	—	14,834
Cash flow hedges:
Foreign currency contracts	124,870	—	124,870
Energy and sales contracts	—	67,546	67,546

Net	$147,022	$74,731	$221,753

Classification:
Current portion of long-term receivables, investments and other [note 6]	$125,101	$35,839	$160,940
Long-term receivables, investments and other [note 6]	43,540	39,949	83,489
Current portion of other liabilities [note 7]	(17,213)	(448)	(17,661)
Other liabilities [note 7]	(4,406)	(609)	(5,015)

Net	$147,022	$74,731	$221,753

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
The following tables summarize different components of the (gains) and losses on derivatives:

For the three months ended September 30, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$4,950	$(4,275)	$675
Foreign currency contracts	22,416	—	22,416
Interest rate contracts	906	—	906
Cash flow hedges:
Energy and sales contracts	—	(467)	(467)
Ongoing hedge inefficiency	(467)	—	(467)

Net	$27,805	$(4,742)	$23,063

For the three months ended September 30, 2007

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$523	$(2,782)	$(2,259)
Foreign currency contracts	(16,223)	—	(16,223)
Cash flow hedges:
Energy and sales contracts	—	(3,066)	(3,066)
Ongoing hedge inefficiency	(1,737)	—	(1,737)
Ineligible for hedge accounting	(15,355)	—	(15,355)

Net	$(32,792)	$(5,848)	$(38,640)

For the nine months ended September 30, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$5,208	$1,291	$6,499
Foreign currency contracts	42,869	—	42,869
Interest rate contracts	906	—	906
Cash flow hedges:
Energy and sales contracts	—	(203)	(203)
Ongoing hedge inefficiency	2,210	—	2,210

Net	$51,193	$1,088	$52,281

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
For the nine months ended September 30, 2007

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(3,557)	$(5,942)	$(9,499)
Foreign currency contracts	(10,968)	—	(10,968)
Cash flow hedges:
Energy and sales contracts	—	(5,467)	(5,467)
Ongoing hedge inefficiency	(7,927)	—	(7,927)
Ineligible for hedge accounting	(15,355)	—	(15,355)

Net	$(37,807)	$(11,409)	$(49,216)

Over the next 12 months, based on current exchange rates, Cameco expects an estimated $47,600,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.

Over the next 12 months, based on current prices, Cameco expects an estimated $45,900,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.

5.	Short-Term Debt

In 2008, Cameco arranged for a $470,000,000, 364-day unsecured revolving credit facility, extendable for up to two additional 364-day terms upon mutual agreement with the lenders. The facility ranks equally with all of Cameco’s other senior debt. At September 30, 2008, there was $95,000,000 (Cdn) and $336,000,000 (US) outstanding under this credit facility, bearing interest at 3.40% and 3.32% respectively. Borrowings under this short-term facility were incurred to finance acquisitions (note 14).

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
6.	Long-Term Receivables, Investments and Other

	As At
(thousands)	Sept 30/08	Dec 31/07

BPLP
Capital lease receivable from Bruce A L.P.	$97,138	$97,328
Derivatives [note 4]	88,951	75,788
Receivable from Ontario Power Generation	—	2,907
Accrued pension benefit asset	9,319	5,864
Kumtor Gold Company
Reclamation trust fund	5,415	4,795
Equity accounted investments
Global Laser Enrichment LLC (privately held) [note 14]	209,603	—
UNOR Inc. (market value $2,177)	7,773	7,790
UEX Corporation (market value $58,989)	7,549	14,153
Huron Wind (privately held)	4,397	2,174
Minergia S.A.C. (privately held)	639	683
Govi High Power Exploration Inc. (privately held) [note 14]	28,482	—
Available-for-sale securities
Western Uranium Corporation	3,799	13,351
Cue Capital Corp.	928	6,751
Derivatives [note 4]	13,545	168,641
Deferred charges
Cost of sales [note 8]	6,210	54,943
Advances receivable	108,940	57,739
Accrued pension benefit asset	6,056	5,874
Other	47,056	32,687

	645,800	551,468
Less current portion	(59,240)	(164,164)

Net	$586,560	$387,304

At September 30, 2008, the investments in Western Uranium Corporation and Cue Capital Corp. were determined to be impaired and charges of $17,092,000 and $6,479,000 respectively were recognized in the quarter.

7.	Other Liabilities

	As At
(thousands)	Sept 30/08	Dec 31/07

Deferred sales [note 8]	$18,524	$113,461
Derivatives [note 4]	22,522	21,619
Accrued post-retirement benefit liability	14,138	13,143
Zircatec acquisition holdback	2,000	10,000
BPLP
Accrued post-retirement benefit liability	117,855	104,046
Derivatives [note 4]	494	1,057
Other	27,351	27,677

	202,884	291,003
Less current portion	(25,209)	(32,492)

Net	$177,675	$258,511

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
8.	Long-Term Debt

Cameco has in place a $500,000,000 unsecured revolving credit facility that is available until November 30, 2012. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, up to $400,000,000 may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At September 30, 2008 there was $105,000,000 outstanding under this credit facility.

Cameco may borrow directly from investors by issuing up to $400,000,000 in commercial paper. At September 30, 2008, there was $146,000,000 outstanding under the commercial paper program.

On August 14, 2008, Cameco gave notice of its intention to redeem its $230,000,000, 5% convertible subordinated debentures due October 1, 2013. As at September 30, 2008, substantially all of the debentures were converted into common shares of Cameco.

During the year, Cameco terminated its remaining product loan arrangement and recognized previously deferred revenues and costs in its earnings for the first quarter of 2008 (notes 6 and 7).

On April 1, 2008, Cameco arranged for a standby product loan facility with one of its customers. The arrangement allows Cameco to borrow up to 2,400,000 pounds U3O8 equivalent over the period 2008 to 2011 with repayment during 2012 to 2014. Under the loan facility, standby fees of 2% are payable based on the market value of the facility, and interest is payable on the market value of any amounts drawn at a rate of 5%. Any borrowings are payable in kind.

9.	Share Capital
(a)	At September 30, 2008, there were 365,679,733 common shares outstanding.

(b)	Options in respect of 7,212,390 shares are outstanding under the stock option plan and are exercisable up to 2018. For the quarter ended September 30, 2008, 11,280 options were exercised resulting in the issuance of shares (2007 — 37,950). For the nine months ended September 30, 2008, 79,540 options were exercised resulting in the issuance of shares (2007 — 1,657,726).

(c)	On September 6, 2007, Cameco announced an open market share repurchase program for cancellation of up to 17,700,000 of its common shares, representing 5% of its common shares then outstanding. This repurchase program was authorized to be in effect until September 10, 2008. A total of 9,575,300 shares had been repurchased under this program at a cost of $429,327,000 at an average share price of $44.84. During 2008, no additional shares were repurchased.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
10.	Interest and Other

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/08	Sept 30/07	Sept 30/08	Sept 30/07

Interest on long-term debt	$14,795	$11,485	$36,334	$32,667
Interest on short-term debt	3,587	—	3,728	—
Other interest and financing charges	1,441	3,471	5,102	9,199
Interest income	(2,516)	(5,767)	(11,346)	(22,359)
Foreign exchange losses	28,663	17,912	31,385	22,245
Losses (gains) on derivatives [note 4]	23,063	(38,640)	52,281	(49,216)
Capitalized interest	(12,089)	(7,709)	(28,122)	(22,890)

Net	$56,944	$(19,248)	$89,362	$(30,354)

11.	Income Tax Expense (Recovery)

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/08	Sept 30/07	Sept 30/08	Sept 30/07

Earnings (loss) before income taxes and minority interest
Canada	$(88,092)	$(217,186)	$(205,633)	$(277,965)
Foreign	237,806	314,031	634,859	676,728

	$149,714	$96,845	$429,226	$398,763

Current income taxes
Canada	$14,984	$26,803	$25,659	$77,508
Foreign	19,178	22,682	51,513	61,863

	$34,162	$49,485	$77,172	$139,371

Future income taxes
Canada	$(27,545)	$(44,320)	$(97,743)	$(103,365)
Foreign	(596)	2,687	3,894	(4,814)

	$(28,141)	$(41,633)	$(93,849)	$(108,179)

Income tax expense (recovery)	$6,021	$7,852	$(16,677)	$31,192

During 2008, Cameco recognized a recovery of $38,239,000 in future income taxes related to the proposed restructuring of Centerra (recovery of $3,715,000 during the third quarter of 2008). For income tax purposes, the shares proposed to be transferred in the restructuring are deemed to be disposed of at their market value. The resulting tax expense on the deemed capital gain fluctuates with changes in the share price of Centerra.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
Other comprehensive income (OCI) included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/08	Sept 30/07	Sept 30/08	Sept 30/07

Gains (losses) on derivatives designated as cash flow hedges	$23,685	$53,166	$(6,716)	$98,728
Gains on derivatives designated as cash flow hedges transferred to net earnings	(6,877)	(10,956)	(28,793)	(18,560)
Unrealized losses on assets available-for-sale	(1,868)	—	(3,021)	—
Losses on assets available-for-sale transferred to net earnings	3,024	—	3,024	—

Total income tax expense (recovery) included in OCI	$17,964	$42,210	$(35,506)	$80,168

12.	Per Share Amounts

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/08	Sept 30/07	Sept 30/08	Sept 30/07

Basic earnings per share computation

Net earnings	$135,451	$91,233	$419,179	$354,615

Weighted average common shares outstanding	345,830	353,113	344,906	353,071

Basic earnings per common share	$0.39	$0.26	$1.22	$1.00

Diluted earnings per share computation

Net earnings	$135,451	$91,233	$419,179	$354,615
Dilutive effect of:
Convertible debentures	—	2,399	—	7,196

Net earnings, assuming dilution	$135,451	$93,632	$419,179	$361,811

Weighted average common shares outstanding	345,830	353,113	344,906	353,071
Dilutive effect of:
Convertible debentures	—	21,209	—	21,209
Stock options	1,471	4,324	1,945	3,494

Weighted average common shares outstanding, assuming dilution	347,301	378,646	346,851	377,774

Diluted earnings per common share	$0.39	$0.25	$1.21	$0.96

For the quarter ended September 30, 2008, excluded from the calculation were 894,675 options whose exercise price was greater than the average market price (2007 — nil). For the nine months ended September 30, 2008, 891,375 options were excluded from the calculation (2007 — nil).

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
13.	Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 24,090,619 shares have been issued.

On July 27, 2007, Cameco’s board of directors approved an amendment to the stock option program introducing a cash settlement feature for the exercise of employee stock options. The cash settlement feature allows option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the common share over the exercise price of the option, instead of exercising the option and acquiring common shares. The fair value of the options granted prior to July 27, 2007 was determined using the Black-Scholes option-pricing model. The impact of this amendment on earnings was a reduction of $94,175,000.

For the quarter ended September 30, 2008, the amount recorded for stock compensation under this stock option plan was a net recovery of $62,233,000 (2007 expense — $9,663,000). For the nine months ended September 30, 2008, the amount recorded was a net recovery of $42,118,000 (2007 expense — $19,063,000). In 2008 211,012 options were settled in cash (2007 — 57,309), at a total cost of $5,599,000 (2007 — $1,265,000).

14.	Acquisitions
(a)	Acquisition of Interest in GE-Hitachi Global Laser Enrichment LLC (GLE)

Effective June 19, 2008, Cameco, through a wholly owned subsidiary acquired a 24.0% interest in GLE at an initial cost of $123,800,000 (US). In addition, a promissory note in the amount of $73,300,000 (US) was issued in support of future development of the business. The remainder of GLE is owned indirectly by General Electric Company (51%) and Hitachi Ltd. (25%). GLE is in the process of developing uranium enrichment technology. The promissory note is payable on demand and bears interest at market rates. The purchase price was financed with cash and debt. The equity method is being used to account for this investment.

The preliminary purchase price allocation of Cameco’s 24.0% investment is as follows:

(thousands)

Cash	$46,415
Notes receivable	27,488
Property, plant & equipment	8,289
Intangible assets and intellectual property	115,485
Net liabilities	(603)

Net assets acquired	$197,074

Financed by:
Bank debt	$123,774
Promissory note	73,300

$197,074

The amount allocated to the investment in GLE includes an excess purchase price of approximately $110,517,000 over Cameco’s incremental share of the book value of the underlying net assets of the business. The values assigned to assets will be amortized to income over their useful lives.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(b)	Acquisition of Interest in Kintyre Uranium Exploration Project

Effective August 11, 2008, a joint venture comprised of a wholly owned Cameco subsidiary (70%) and Mitsubishi Development Pty Ltd. (30%) acquired a 100% interest in the Kintyre uranium exploration project (Kintyre) in the East Pilbara region of Western Australia from Rio Tinto for total proceeds of $495,000,000 (US). Cameco will operate the project and is funding its share of the purchase price through existing credit facilities. Kintyre is an advanced exploration project located in Western Australia about 1,250 kilometres northeast of Perth.

The values assigned to the net assets acquired were as follows:

(thousands)

Property, plant & equipment	$501,287
Minority interest	(150,386)

Net assets acquired	$350,901

Financed by:
Bank debt	$350,901

$350,901

The amount allocated to property plant & equipment relates to the Kintyre Tenements comprised of four mining leases and thirteen licenses. This amount will be amortized to income on a unit of production basis upon commencement of mining operations.

(c)	Acquisition of Interest in Govi High Power Exploration Inc.

Effective August 22, 2008, Cameco, through a wholly owned subsidiary, acquired a 10.88% interest in Govi High Power Exploration Inc. (GoviEx) at an initial cost of $28,125,000 (US). GoviEx is a closely held exploration company formed in 2006 with uranium exploration assets in Niger, Africa. The company holds about 2,300 square kilometres of exploration property in the region around Arlit, Niger, which has been extensively explored since the 1960s. GoviEx field teams are analyzing historical data and have begun a drilling program to confirm and expand historical resource estimates and to provide data that conforms to current Canadian standards. GoviEx also holds about 2,400 square kilometres near Agadez, Niger. This area is in the early stages of exploration. The strategic alliance will also effectively provide Cameco with access to all of GoviEx’s initiatives in other African countries.

Under the strategic alliance, Cameco can acquire another approximate 10% interest in GoviEx for $31,250,000 (US) following completion of a due diligence review expected by year end. The arrangement stipulates that at least 90% of the proceeds received from Cameco to acquire its ownership interests in GoviEx will be used for uranium exploration.

If Cameco decides to increase its ownership in GoviEx after completion of due diligence, it secures additional ownership and governance rights. These include the right for Cameco to increase its ownership interest up to a maximum of approximately 48% over the next four years by exercise of warrants issued by GoviEx and options granted on shares held by the principal shareholders of GoviEx. Increasing ownership to 48% would cost Cameco between $145,000,000 (US) and $212,500,000 (US) depending upon timing of the exercise. Future decisions by Cameco to increase its ownership in GoviEx will be guided by achievement of certain technical milestones agreed to by the parties.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
The preliminary purchase price allocation of Cameco’s 10.88% investment is as follows:

(thousands)

Current assets	$7,996
Property, plant & equipment	26,902
Current liabilities	(212)
Future income taxes	(6,204)

Net assets acquired	$28,482

Financed by:
Bank debt	$28,482

$28,482

The amount allocated to the investment in GoviEx includes an excess purchase price of approximately $16,773,000 over Cameco’s incremental share of the book value of the underlying net assets related to the GoviEx mineral exploration rights. This amount will be amortized to income on a unit of production basis upon commencement of mining operations.
15.	Goodwill

Cameco tests goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During the third quarter of 2008, Cameco completed the goodwill impairment test for all reporting units. The results of this test have indicated there is no impairment.

16.	Statements of Cash Flows

Other Operating Items

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/08	Sept 30/07	Sept 30/08	Sept 30/07

Inventories	$7,426	$33,452	$(80,585)	$(12,055)
Accounts receivable	(155,711)	96,586	(38,006)	196,021
Accounts payable and accrued liabilities	(16,306)	53,227	(93,822)	2,440
Other	24,720	5,526	34,902	(8,121)

Total	$(139,871)	$188,791	$(177,511)	$178,285

17.	Restructuring of the Gold Business

During the first quarter of 2007, the Parliament of the Kyrgyz Republic accepted in the first reading and returned to committee for further deliberation draft legislation that, among other things, challenges the legal validity of Kumtor Gold Company (Kumtor) agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity.

As a result, Cameco and Centerra entered into discussions with the Kyrgyz Government. These discussions resulted in the signing of two agreements, both dated August 30, 2007, between the Government of the Kyrgyz Republic and, respectively, Cameco and Centerra. Under the terms of the agreements, the Kyrgyz Government and Kyrgyzaltyn JSC, a joint stock company owned by the Kyrgyz Government, agreed to support Centerra’s continuing long-term development of the Kumtor project and to facilitate eventual divestiture of Cameco’s interest in Centerra. In return, the Kyrgyz Government would have received 32,305,238 shares (22,305,238 net from Cameco and 10,000,000 treasury shares from Centerra) upon closing of the definitive legal agreements. Of these, 15,000,000 shares would have been received immediately with 17,305,238 shares held in escrow to be released within four years subject to a number of conditions, including the approval by the Parliament of the Kyrgyz Republic.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
These agreements were originally to expire on October 31, 2007, but the parties subsequently agreed to extend the deadline for closing the transactions to June 1, 2008. This deadline has now passed and the agreements have expired. However, the conditions that gave rise to these agreements still exist and Cameco believes the number of Centerra shares that would have been transferred to the Kyrgyz Government is indicative of the ultimate cost to remedy those conditions.

During the nine month period ended September 30, 2008, Cameco increased its estimated pre-tax loss on the transactions by $8,800,000, as a result of the increase in the carrying value in its investment in Centerra since December 31, 2007.

18.	Commitments and Contingencies

The following represent the material legal claims against the company and its subsidiaries.
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a letter to British Energy Limited and British Energy International Holdings Limited (collectively, BE) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. The parties have agreed on a sole arbitrator and are setting a schedule for the arbitration hearing.

In anticipation of this claim, BE issued on February 10, 2006 and then served on Ontario Power Generation Inc. and BPLP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.

Management is of the opinion, after review of the facts with counsel, that this action against BPLP will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(b)	Cameco, as a partner in BPLP, has provided the following financial assurances, with varying terms to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At September 30, 2008, Cameco’s actual exposure under these assurances was $23,700,000.

(ii)	Guarantees to customers under power sale agreements of up to $38,300,000. Cameco did not have any actual exposure under these agreements at September 30, 2008.

(iii)	Termination payments to Ontario Power Generation Inc. pursuant to the lease agreement of $58,300,000.
The fair value of these guarantees is nominal.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
19.	Segmented Information

For the three months ended September 30, 2008

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$395,815	$68,630	$127,885	$143,183	$(6,617)	$728,896

Expenses
Products and services sold	223,258	64,815	52,728	84,650	(13,299)	412,152
Depreciation, depletion and reclamation	52,081	7,058	11,631	18,921	(495)	89,196
Exploration	16,147	—	—	5,745	—	21,892
Other expense	26,008	—	—	—	—	26,008
Cigar Lake remediation	2,150	—	—	—	—	2,150
Restructuring costs [note 17]	—	—	—	2,200	—	2,200
Gain on sale of assets	(129)	—	—	—	—	(129)
Non-segmented expenses						25,713

Earnings (loss) before income taxes and minority interest	76,300	(3,243)	63,526	31,667	7,177	149,714
Income tax expense [note 11]						6,021
Minority interest						8,242

Net earnings						$135,451

For the three months ended September 30, 2007

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$409,491	$53,880	$114,669	$103,671	$(646)	$681,065

Expenses
Products and services sold	119,169	50,537	54,055	67,369	(682)	290,448
Depreciation, depletion and reclamation	16,027	5,654	11,646	13,014	—	46,341
Exploration	15,829	—	—	4,186	—	20,015
Other expense	2,343	—	—	3,175	—	5,518
Cigar Lake remediation	4,650	—	—	—	—	4,650
Restructuring costs [note 17]	—	—	—	105,000	—	105,000
Loss on sale of assets	—	—	1,801	—	—	1,801
Non-segmented expenses						110,447

Earnings (loss) before income taxes and minority interest	251,473	(2,311)	47,167	(89,073)	36	96,845
Income tax expense [note 11]						7,852
Minority interest						(2,240)

Net earnings						$91,233

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
For the nine months ended September 30, 2008

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$1,062,315	$182,206	$319,255	$399,352	$(21,654)	$1,941,474

Expenses
Products and services sold	486,972	168,750	190,226	235,090	(24,664)	1,056,374
Depreciation, depletion and reclamation	102,619	19,421	33,926	47,997	(785)	203,178
Exploration	37,788	—	—	15,868	—	53,656
Other expense	30,245	—	—	—	—	30,245
Cigar Lake remediation	8,883	—	—	—	—	8,883
Restructuring costs [note 17]	—	—	—	8,800	—	8,800
Gain on sale of assets	(3,206)	—	—	—	—	(3,206)
Non-segmented expenses						154,318

Earnings (loss) before income taxes and minority interest	399,014	(5,965)	95,103	91,597	3,795	429,226
Income tax recovery [note 11]						(16,677)
Minority interest						26,724

Net earnings						$419,179

For the nine months ended September 30, 2007

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$1,050,506	$162,097	$304,033	$317,082	$(17,895)	$1,815,823

Expenses
Products and services sold	401,777	135,727	177,270	190,075	(18,200)	886,649
Depreciation, depletion and reclamation	81,018	13,954	34,101	39,794	—	168,867
Exploration	34,575	—	—	15,171	—	49,746
Other expense	5,449	—	—	3,175	—	8,624
Cigar Lake remediation	23,309	—	—	—	—	23,309
Restructuring costs [note 17]	—	—	—	105,000	—	105,000
Gain (loss) on sale of assets	(4,897)	—	1,801	—	—	(3,096)
Non-segmented expenses						177,961

Earnings (loss) before income taxes and minority interest	509,275	12,416	90,861	(36,133)	305	398,763
Income tax expense [note 11]						31,192
Minority interest						12,956

Net earnings						$354,615